# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Revolve Group, Inc., CIK 0001746618
CUSIP: 76156B107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12889 Moore St., Cerritos, California (CA), 90703
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001082327-25-000008
Filed by CIK 0001082327

## Reporting persons
- Fuller & Thaler Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 2,259,735.71; shared voting power 0; sole dispositive power 2,363,895.71; shared dispositive power 0; aggregate amount beneficially owned 2,363,895.71 (5.87% of the class)

## Item 1. Issuer
Name of issuer: Revolve Group, Inc.
Address of issuer's principal executive offices: 12889 Moore St., Cerritos, CA 90703

## Item 2. Person Filing
Name of person filing: Fuller & Thaler Asset Management, Inc.
Address of principal business office or, if none, residence: 411 Borel Avenue, Suite 300, San Mateo, CA 94402
Citizenship: California corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,363,895.71
Percent of class: 5.87
Sole power to vote or to direct the vote: 2,259,735.71
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,363,895.71
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Fuller & Thaler Asset Management, Inc. is deemed to be thebeneficial owner of the number of securities reflected in Items5-9 and 11 of page two (2) of this Schedule 13G pursuant toseparate arrangements whereby it acts as investment adviser tocertain persons. Each person for whom Fuller & Thaler AssetManagement, Inc. acts as investment adviser has the right toreceive or the power to direct the receipt of dividends from,or the proceeds from the sale of, the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Fuller & Thaler Asset Management, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Fuller & Thaler Asset Management, Inc.: Hanna Zanoni, Hanna Zanoni,Chief Compliance Officer (05/13/2025)